GREAT AMERICAN GROUP, INC.

590 Madison Avenue

New York, New York 10022

July 17, 2009

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Attn:	H. Christopher Owings, Assistant Director

Re:	Great American Group, Inc.
Registration Statement on Form S-4 (File No. 333-159644)

Dear Mr. Owings:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. on Friday, July 17, 2009, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mark D. Klein

Mark D. Klein

Chief Executive Officer and Chief Financial Officer